Investor Presentation September 2016 OceanFirst Financial Corp. 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Issuer Free Writing Prospectus Dated September 14, 2016 Filed Pursuant to Rule 433 Registration Statement No. 333-213487

Offering Disclosure This presentation has been prepared by OceanFirst Financial Corp. (“OceanFirst” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of OceanFirst and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of OceanFirst, the information set forth in this presentation, included in or incorporated by reference into the prospectus supplement, and other information provided by or on behalf of OceanFirst. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of OceanFirst by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of OceanFirst or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of OceanFirst are not deposits or insured by the FDIC or any other agency. Except where information is provided as of a specified date, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. OceanFirst believes that such information is accurate and that the sources from which it has been obtained are reliable. OceanFirst cannot guarantee the accuracy of such information, however, and has not independently verified such information. In addition to historical information, this presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "will," "should," "may," "view," "opportunity," "potential," or similar expressions or expressions of confidence.  The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to:  changes in interest rates, general economic conditions, levels of unemployment in the Bank’s lending area, real estate market values in the Bank’s lending area, future natural disasters and increases to flood insurance premiums, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines.  These risks and uncertainties are further discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent securities filings including the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, and should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.  OceanFirst has filed a registration statement (including a prospectus) and a preliminary prospectus supplement, and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the reports and other documents incorporated by reference therein, the preliminary prospectus supplement and the other documents that OceanFirst has filed with the Securities and Exchange Commission for more complete information about OceanFirst and the offering. You may get these documents for free by visiting the Securities and Exchange Commission’s EDGAR system on the SEC website at www.sec.gov. The Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com or Keefe, Bruyette & Woods, Inc. toll free 1-800-966-1559 or emailing USCapitalMarkets@kbw.com.

Use of Non-GAAP Financial Measures In addition to financial measures presented in accordance with generally accepted accounting principles in the United States of America (GAAP), this presentation contains certain non-GAAP financial measures. These non-GAAP financial measures adjust GAAP financial measures, which our management uses when evaluating net income from our core business, capital utilization and adequacy. In addition, we believe that these non-GAAP financial measures facilitate the making of period-to-period comparisons and are meaningful indications of our operating performance particularly because these measures are widely used by industry analysts for companies with merger and acquisition activities. Also, because intangible assets such as goodwill and the core deposit intangible can vary extensively from company to company and are excluded from the calculation of a financial institution’s regulatory capital, we believe that the presentation of this non-GAAP financial information allows readers to more easily compare our results to information provided in other regulatory reports and the results of other companies. The specific non-GAAP financial measures used are core net income, core diluted earnings per share, operating revenue, operating expense, tangible common equity, average tangible common equity, tangible assets, the ratio of tangible common equity to tangible assets, core return on average assets, return on average tangible common equity, core return on average tangible common equity, and the core efficiency ratio. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Investors should note that, because there are no standardized definitions for the calculations as well as the results, our calculations may not be comparable to other similarly-titled measures presented by other companies. Also, there may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider our consolidated financial statements in their entirety and not to rely on any single financial measure. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Appendix to this presentation (except for net income excluding merger expenses, since the comparable GAAP financial measure (net income) is on the same slide).

Terms of Proposed Offering 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Issuer OceanFirst Financial Corp. (NASDAQ: OCFC) Security Fixed-to-Floating Subordinated notes due 2026 Size $35.0 million Term 10 years Covenants Consistent with regulatory requirements for Tier 2 Capital Use of Proceeds General corporate purposes, which may include providing capital to support growth, repaying indebtedness and capital expenditures, repurchasing shares of common stock and for investments in the Bank as regulatory capital Credit Rating Rated BBB- by Kroll Bond Rating Agency Book-Running Manager Sandler O’Neill & Partners, L.P. Co-Manager Keefe, Bruyette & Woods

Agenda OceanFirst Financial Corp. Franchise Overview Capital Overview Credit and Asset Quality Funding and Liquidity Summary and Terms Appendix 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

OceanFirst Financial Corp. Franchise Overview 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

OceanFirst Financial Corp. Snapshot 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 OceanFirst did not disclose holding company regulatory capital ratios until December 31, 2015. Estimated pro forma company financial information as of June 30, 2016. Pro forma leverage ratio using period-end total assets at June 30, 2016 is 8.91%. Refer to page 38 in the Appendix for the corresponding reconciliation. OceanFirst is the largest bank headquartered in Central & Southern New Jersey $4.0 billion in total assets 50 branch offices Pro Forma with OSHC $5.1 billion in total assets pro forma for announced acquisition of Ocean Shore Holding Co. (Nasdaq: OSHC) 61 branches Fourth largest bank headquartered in New Jersey Grow commercial loans: 19.3% CAGR from 12/31/12 to 6/30/16 Guard credit quality through strong credit risk culture: Reduced non-performing loans 65% from 2.80% of loans at 12/31/12 to 0.48% of loans at 6/30/16 Organically grow low cost core deposits: Reduced cost of deposits (excluding time deposits) by 20% from 12/31/12 to 6/30/16 Opportunistic acquisition of local community banks: Closed acquisition of Colonial American Bank on July 31, 2015 Closed acquisition of Cape Bancorp on May 2, 2016 Announced acquisition of Ocean Shore Holding Co. on July 13, 2016 Company Overview Financial Highlights ($ in thousands) Strategy

OceanFirst Milestones – 114 Years of Growth 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 $144mm ¹ Total assets of the target at the time of announcement. $1.1 bn ¹ $1.6 bn ¹

Experienced Leadership Team 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 # of Years at # of Years Previous Name Position OCFC in Banking Experience Christopher D. Maher President, Chief Executive Officer 3 28 Patriot National Bancorp; Dime Community Bancshares Michael J. Fitzpatrick Executive Vice President, Chief Financial Officer 23 34 KPMG Joseph R. Iantosca Executive Vice President, Chief Administrative Officer 12 38 BISYS Banking Solutions; Newtrend LLC; Brooklyn Federal Savings Joseph J. Lebel III Executive Vice President, Chief Lending Officer 10 32 Wachovia Bank N.A.; First Fidelity Mark C. Foley President, Southern Division -- 37 Bank of Boston; Patriot National Bank: Naugatuck Valley Savings and Loan

Deep Bench of Experienced Executives 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 # of Years at # of Years Previous Name Position OCFC in Banking Experience Craig C. Spengeman Executive Vice President, Director of Wealth Management 2 38 PGB Trust and Investments (Division of Peapack-Gladstone Bank) Steven J. Tsimbinos Executive Vice President, General Counsel 6 22 Thacher Proffitt & Wood; Lowenstein Sandler PC David R. Howard First Senior Vice President, Chief Risk Officer 3 26 Guggenheim Partners; Financial Guaranty Insurance Company Margaret Lanning First Senior Vice President, Chief Credit Officer 1 37 Wells Fargo Bank, N.A.; Wachovia Bank Gary S. Hett Senior Vice President, Director of Human Resources 3 43 Patriot National Bancorp; Dime Community Bancshares

Board of Directors 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Name Biography John R. Garbarino Chairman of the Board Chairman of the Board since 1995 Served as CEO from 1995 to 2015 and President from 1995 to 2010 Christopher D. Maher President & CEO President and CEO of OceanFirst Financial and OceanFirst Bank since January 1, 2015 Succeeding Garbarino as Chairman of the Board effective on January 1, 2017 John E. Walsh Lead Director Leadership Committee Chairperson A member of the Board of Directors since 2000 Licensed professional engineer and has served as Senior Vice President with T&M Associates since 2010 Joseph J. Burke Audit Committee Chairperson A member of the Board of Directors since 2005 Retired CPA with over 30 years of experience specializing in audits of banking institutions and their holding companies Angelo Catania A member of the Board of Directors since 2006 CEO and Managing Member of HomeStar Services LLC, an air conditioning, heating, plumbing and electrical service company until its sale and his retirement in 2015 Michael D. Devlin A member of the Board of Directors since 2016 President and CEO of Cape Bancorp and Cape Bank from 2009 until May 2016 Jack M. Farris A member of the Board of Directors since 2015 Vice President and Deputy General Counsel, Information Technology, Information Security, Global Clearance and Compliance for Verizon Communications, Inc. Donald E. McLaughlin Risk Committee Chairperson A member of the Board of Directors since 1985 Retired Certified Public Accountant who was employed as a CPA for 35 years prior to his retirement in 2005 Diane F. Rhine HR/Compensation Committee Chairperson A member of the Board of Directors since 1997 Licensed real estate broker-sales representative. Owned and operated her own real estate company from 1979 – 2014 Mark G. Solow A member of the Board of Directors since 2011 Advisor to Crystal Ridge Partners, LLC and Alston Capital Partners, as well as being a co-founder and Managing Partner of GarMark Advisors, LLC, the manager of private investment funds that invest in middle market companies

Ownership Profile 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Institutional Ownership¹ Insider Ownership Ownership Overview Substantial Insider Ownership of 14.3%¹ OceanFirst ESOP = 5.8%¹ Directors & Senior Executive Officers 4.2%¹ Director and Proxy Officer Stock Ownership Guidelines OceanFirst Foundation and Cape Foundation = 4.3%¹ Ownership data as of August 30, 2016. Source: SNL Financial

Branch Network 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 - OSHC (11) - OCFC (50) Combined entity would rank as²: #1 bank headquartered in central and southern NJ #4 bank headquartered in NJ on a pro forma basis Excludes financial institutions headquartered outside of New Jersey Based on deposit market share as of June 30, 2015. Note: Deposit information as of June 30, 2015 Source: SNL Financial

Acquisition of Ocean Shore Holding Co. 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Deposit market share data as of June 30, 2015 Financial highlights as of or for the quarter ended June 30, 2016 Valued at $146 million – 80% stock, 20% cash Price/TBV – 132% Core Deposit Premium – 4.9% Financially compelling: Over 5% accretive to EPS in 2018 in addition to double digit earnings accretion from Cape TBV Earnback of 3.7 years IRR of approximately 20%

Financial Performance: Consistent Growth 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Total Assets ($Bn) Total Loans ($Bn) Tangible Common Equity ($mm) Estimated pro forma company financial information as of 6/30/2016.

Financial Performance: Profitability 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Core Net Income ($mm)¹ Core Efficiency Ratio² Core ROATCE¹ Core ROAA¹ Core Diluted EPS¹ Core net income defined as net income after taxes less gain (loss) on the sale of available for sale securities, amortization of intangibles and other items (i.e., merger and acquisition related expenses). Refer to reconciliation at page 38 in the Appendix. Core Efficiency Ratio defined as noninterest expense before foreclosed property expense, amortization of intangibles and merger and acquisition expenses as a percent of net interest income (fully taxable equivalent, if available) and noninterest revenues, excluding gains (losses) from securities transactions and other items. Refer to reconciliation at page 38 in the Appendix. 9.29% 8.99% 8.83% 9.48% 9.25% 2012Y 2013Y 2014Y 2015Y 2016 YTD

Capital Overview 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Capital Ratios and Balances 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Tier 1 Common Capital (CET1) Ratio (%) Tier 1 Ratio (%) Total Capital Ratio (%) Leverage Ratio (%) ² Estimated pro forma company financial information as of 6/30/2016. Leverage Ratio as of Q2 2016 using period-end total assets is 8.91%.

Pro Forma Capitalization 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Assumes $35 million subordinated debt issuance, net of underwriting fees, and 20% risk weighting on net proceeds. Estimated pro forma holding company capital ratio as of June 30, 2016. Leverage Ratio using period-end total assets is 8.91%. Standalone Pro Forma Capitalization (Hold Co.) Pro Forma Capitalization (Hold Co.) With OSHC

Credit and Asset Quality 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Credit Metrics Reflect Conservative Credit Culture 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Net charge-off ratio for 2014 excludes charge-off related to bulk sale of non-performing residential and consumer mortgage loans. Including this charge-off, the ratio is 0.45%. Note: Ratio for 2016 is annualized. Credit Risk Management Highlights: Hired Chief Credit Officer with over 37 years of commercial lending experience Upgraded to state-of-the-art commercial loan operating system for improved risk monitoring, management and reporting

Diversified Loan Portfolio 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Note: Financial data reflects GAAP financial information as of June 30, 2016.

Atlantic City Exposure

Direct Exposure (Collateral) (Residential + Consumer + Commercial Loans)	Ocean Shore (Atlantic City) $M	Ocean Shore (Atlantic City) % of Total Loans	Pro Forma Company[1] (Atlantic City) % of Total Pro Forma Loans
Total	19.6	2.5	1.5

Indirect Exposure (Cash Flows) (Residential + Consumer Loans to Casino Workers)	Ocean Shore (Atlantic City) #	Ocean Shore (Atlantic City) $M[2]	Ocean Shore (Atlantic City) %	Pro Forma Company[1] (Atlantic City) %
All Casinos	190	16.4	2.1	0.5
Troubled Casinos[3]	44	3.3	0.4	0.1

(1) Pro forma OceanFirst and Ocean Shore as of March 31, 2016, and excludes purchase accounting adjustments.
(2) Per OSHC March 31, 2016 Quarterly Report on Form 10-Q .
(3) Includes loans made to borrowers who were employed at the time of origination at casinos/hotels that subsequently closed or declared bankruptcy.

OCEANFIRST

23

CRE Overview: $1,532 Million 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Peer Group Average: 368% Note: CRE loans (construction, multi-family and other non-farm non-residential loans) to Total Risk-Based Capital represents primary subsidiary data at June 30, 2016; Supervisory guideline is 300% of TRBC. Excludes owner-occupied commercial real estate. Total Risk Based Capital at the Hold Co. level. Source: SNL Financial CRE Loans ¹ / Total Risk-Based Capital ²(%) Total Commercial Loan Exposure by Industry Classification

Residential Real Estate Portfolio Size $1.13 billion % of Total Loan Portfolio 36.2% Average Size of Mortgage Loans $198,000 % of loans for second homes 11.9% Portfolio Weighted Average Loan-to-Value Ratio (using original or most recent appraisal) - Loans originated during 2016 52% 65% Portfolio Average FICO Score - Loans originated during 2016 752 756 % of Loans Outside the New York/New Jersey Market 3.3% Residential Real Estate Portfolio Metrics Note: Financial information as of June 30, 2016 (excludes Ocean Shore residential loan portfolio).

Duration Rate Characteristics All asset categories managed with limited duration Effective Interest Rate Risk Management Note: Financial information as of June 30, 2016.

Loan Credit Portfolio Summary 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Risk Category By Portfolio Segment: CRE and C&I Residential and Consumer Loans¹ Excludes PCI loans $ in thousands As of June 30, 2016 Special Pass Mention Substandard Doubtful Total Commercial Real Estate - Owner Occupied $503,466 $5,342 $13,826 – $522,634 Commercial Real Estate - Investor 998,395 – 11,115 – 1,009,510 Commercial and Industrial 216,398 1,130 944 – 218,472 Total $1,718,259 $6,472 $25,885 – $1,750,616 $ in thousands As of June 30, 2016 Residential Real Estate Residential Consumer Performing $1,129,595 $258,190 Non-Performing 7,102 1,226 Total $1,136,697 $259,416

Asset Quality Trends 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 NPAs¹ / Assets (%) NCOs / Average Loans (%) Reserves / Loans (%) Texas Ratio³ (%) Nonperforming assets defined as nonaccrual loans and leases and real estate owned. The loans acquired from Cape and Colonial were recorded at fair value. The net credit mark on these loans, not reflected in the allowance for loans losses, was $27.3 million as of June 30, 2016 and $2.2 million as of December 31, 2015. Calculated as the sum of Non-performing assets (as defined above) by the sum of tangible common equity and loan loss reserves. 2 2 0.36% 0.16% 0.45% 0.05% 0.11% 2012Y 2013Y 2014Y 2015Y 2016YTD Annualized

Acquisition of Ocean Shore Holding Co.: Comprehensive Due Diligence & Conservative Credit Mark 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Ocean Shore’s disciplined credit standards and conservative underwriting have resulted in pristine asset quality performance Limited exposure to the gambling industry in Atlantic City ~2% of total loans to borrowers employed in the casino industry at the time of origination¹ OceanFirst’s extensive credit review included but was not limited to: Residential: Review of collateral/occupancy type and concentrations, FICO analysis, LTV, loan size, draw period roll risk for HELOCs, impaired loans, and delinquencies Commercial: Review of all watch list, impaired and delinquent loans, and top borrower relationships Gross Credit Mark of 1.25% of gross loans reflects 1.4x NPAs¹ ² and 3.1x reserves¹ Ocean Shore NPAs² / Assets (%) Ocean Shore NCOs / Avg. Loans (%) As of the time of transaction announcement (based on OSHC financial information as of March 31, 2016). NPAs defined as nonaccrual loans and leases and real estate owned. Source: SNL Financial

Funding and Liquidity 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Deposit Composition Trends 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Note: Financial data reflects GAAP financial data as of June 30, 2016.

Net Interest Margin 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Historical Interest Coverage 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Interest Rate of 5.50% is an assumed rate used for illustrative purposes. Estimated bank-level and consolidated pro forma equity balances for acquisition of OSHC as of 6/30/16. Core pre-tax income defined as pre-tax income less gain (loss) on the sale of available for sale securities, amortization of intangibles and other items (i.e., merger and acquisition related expenses). Refer to reconciliation at page 38 in the Appendix.

Summary and Terms 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Terms of Proposed Offering 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Issuer OceanFirst Financial Corp. (NASDAQ: OCFC) Security Fixed-to-Floating Subordinated notes due 2026 Size $35.0 million Term 10 years Covenants Consistent with regulatory requirements for Tier 2 Capital Use of Proceeds General corporate purposes, which may include providing capital to support growth, repaying indebtedness and capital expenditures, repurchasing shares of common stock and for investments in the Bank as regulatory capital Credit Rating Rated BBB- by Kroll Bond Rating Agency Book-Running Manager Sandler O’Neill & Partners, L.P. Co-Manager Keefe, Bruyette & Woods

Why OceanFirst? 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Fundamental franchise value Consistent commercial loan growth Conservative credit culture Conservative interest rate risk profile Superior deposit profile Solid financial performance Consistent earnings trends Strong balance sheet and capital base Seasoned and effective management team Substantial insider ownership – aligned with shareholders’ interests Safely and soundly managing bank for 114 years

Appendix 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Non-GAAP Reconciliation: Core Net Income & Performance Ratios 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Revenue Adjustments include net gain on sale of loan servicing. Expense Adjustments include merger related expenses, FHLB prepayment fees, severance related expenses, and other expenses. Assumed tax rate of 35%. ($ in thousands) Fiscal Year Ended December 31, Last Twelve Months Ended For the Six Months Ended For the Three Months Ended 2012 2013 2014 2015 6/30/2016 6/30/2016 6/30/2016 Reported GAAP Net Income $20,020 $16,330 $19,920 $20,322 $17,794 $7,866 $3,661 Reported GAAP Net Income Before Taxes $30,947 $24,943 $30,531 $31,205 $27,532 $12,246 $5,589 Less Realized Gain (Loss) on Securities 226 46 1,031 0 (12) (12) (12) Less Revenue Adjustments ¹ 0 0 408 111 0 0 0 Plus Expense Adjustments ² 687 5,019 259 2,074 10,567 8,727 7,325 Plus Amortization of Intangibles 0 0 0 21 159 138 125 "Core" Net Income Before Taxes 31,408 29,916 29,351 33,189 38,270 21,123 13,051 Provision for Income Taxes 10,927 8,613 10,611 10,883 9,738 4,380 1,928 Less Aggregate Tax Adjustment ³ 161 1,741 (413) 694 3,758 3,107 2,612 "Core" Net Income $20,320 $19,562 $19,153 $21,612 $24,774 $13,636 $8,511 Average Tangible Common Equity $218,825 $217,505 $216,915 $227,909 $264,320 $294,881 $351,996 Return on Average Tangible Common Equity 9.15% 7.51% 9.18% 8.96% 6.77% 5.34% 4.30% Core Return on Average Tangible Common Equity 9.29% 8.99% 8.83% 9.48% 9.37% 9.25% 9.67% Average Assets $2,292,703 $2,299,435 $2,306,269 $2,464,873 $2,840,177 $3,126,060 $3,126,060 Return on Average Assets 0.87% 0.71% 0.86% 0.82% 0.63% 0.50% 0.40% Core Return on Average Assets 0.89% 0.85% 0.83% 0.88% 0.87% 0.87% 1.09% Average Diluted Shares Outstanding 17,829,000 17,157,000 16,797,000 16,811,000 18,519,250 19,996,000 22,880,000 Diluted Earnings Per Share $1.12 $0.95 $1.19 $1.21 $0.96 $0.39 $0.16 Core Diluted Earnings Per Share $1.14 $1.14 $1.14 $1.29 $1.34 $0.68 $0.37

Non-GAAP Reconciliation: Core Efficiency Ratio 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128 Expense Adjustments include merger related expenses, FHLB prepayment fees, severance related expenses, and other expenses. Core Efficiency Ratio defined as noninterest expense before foreclosed property expense and amortization of intangibles as a percent of net interest income (fully taxable equivalent, if available) and noninterest revenues, excluding only gains (losses) from securities transactions and other items. ($ in thousands) For the Six For the Three Fiscal Year Ended December 31, Months Ended Months Ended 2012 2013 2014 2015 6/30/2016 6/30/2016 Total Non-Interest Expense $52,891 $59,244 $57,764 $60,775 $45,361 $28,646 Expense Adjustments ¹ $687 $5,019 $259 $2,074 $8,727 $7,325 Non-Interest Expense Excluding Adjustments $52,204 $54,225 $57,505 $58,701 $36,634 $21,321 Less Net (gain) loss on sales of other real estate owned ($295) $105 ($46) ($269) $145 $80 Less Amortization of Intang – – – $21 $138 $125 Operating Expense $52,499 $54,120 $57,551 $58,949 $36,351 $21,116 Reported Non-Interest Income $17,724 $16,458 $18,577 $16,426 $8,259 $4,883 Less Net Gain on Sales and Other Temporary Loss 226 46 1,031 – (12) (12) Net (gain) loss on sales of OREO (295) (161) (390) (149) (719) (313) Less Net Gain on Sale of Loan Servicing – – 408 111 – – Adjusted Noninterest Income $17,203 $16,573 $17,528 $16,464 $8,990 $5,208 FTE Net Interest Income $73,512 $70,529 $72,348 $76,829 $50,573 $30,014 Operating Revenue $90,715 $87,102 $89,876 $93,293 $59,563 $35,222 Core Efficiency Ratio ² 57.87% 62.13% 64.03% 63.19% 61.03% 59.95% Efficiency Ratio 57.42% 68.11% 63.53% 65.17% 77.10% 82.09%

Non-GAAP Reconciliation: Tangible Common Equity 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Income Statement 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128

Balance Sheet 49 133 156 147 205 221 31 73 125 255 204 102 75 172 198 0 128 128